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                           DWS STRATEGIC INCOME TRUST


                                             April 5, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Division of Investment Management
      Mr. John Grzeskiewicz

      Re: DWS Strategic Income Trust (the "Registrant") -- Form N-2 Registration Statement (Registration Nos. 333-140825; 811-08382)
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Dear Mr. Grzeskiewicz:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective by 9:00 a.m., Eastern Time, on April 9, 2007, or as soon as possible thereafter, after notification by telephone to the Staff that the Registration Statement is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in a final prospectus.

      With respect to the Registrant's request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

      (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

      (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (4) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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VEDDER PRICE

Securities and Exchange Commission
April 5, 2007
Page 2

                                           Very truly yours,

                                           DWS Strategic Income Trust

                                           By:  /s/ John Millette
                                                ------------------------------
                                            John Millette
                                            Secretary